Exhibit 99.1

English translation for reference purposes only.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

FIRST CALL

GENERAL ORDINARY SHAREHOLDERS’ MEETING

I, the undersigned, in my capacity as Secretary of Betterware de México, S.A.P.I. de C.V. (the “Company”), pursuant to Clause Thirtieth of the Company’s bylaws, and in accordance with the provisions of Articles 183 (one hundred eighty-three), 186 (one hundred eighty-six), 187 (one hundred eighty-seven) and other provisions of the Mexican General Corporations Law, hereby summon the shareholders of the Company, on first call, to an Ordinary General Shareholders’ Meeting of the Company, to be held on November 9, 2023 beginning at 15:00 Central Standard Time, at the Company’s registered office located at Av. Paseo Royal Country 4596, Torre Cube 2, 16th floor, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico (the “Meeting”), to address the matters contained in the following:

AGENDA

1.	Discussion and, if applicable, approval of the payment of dividends, on account of the profits generated during the 2022 fiscal year.

2.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

The shareholders of the Company, in order to be entitled to attend the Meeting, must obtain an admission pass, which will be issued and delivered by the Secretary of the Board of Directors of the Company at the address indicated herein, up to and including the fourth business day prior to the Meeting, in the following terms:

a.	Shareholders must be registered, either in the Company’s Share Registry Book, or prove ownership of shares or certificates in accordance with the provisions of Articles 290 and 293 of the Mexican Securities Market Law and the Company’s bylaws, i.e., through the certificates of deposit issued by the depository institutions where the shares they own are deposited. The shareholders’ registry will remain closed from the third business day prior to the Meeting and on the day of the Meeting.

b.	The shareholders must deposit their stock certificates, mentioned in (a) above, at the offices of the Company indicated herein, or at any national or foreign depository institution, and must present to the Company the corresponding certificate of deposit, which must be issued for such purposes, by the institution that holds such securities in favor of the shareholders.

c.	Shareholders may attend the Meeting in person or may be represented by the authorized person or persons by means of a proxy form in terms of Article 49, Section III of the Mexican Securities Market Law, or by any other form of representation granted in accordance with the Law; therefore, shareholders must, if applicable, in addition to the proof of deposit mentioned in item (b) above, attach the proxy form referred to in this paragraph, which may be requested at the address indicated below or by e-mail to the following address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com.

d.	Shareholders who maintain custody of their shares through brokerage firms and other financial intermediaries are reminded that, for purposes of obtaining the admission pass, they must submit the list of holders issued for such purpose by such financial intermediary, which must contain the name, address, nationality of the shareholders and number of shares they represent, duly signed by the officer responsible for issuing such list.

The shares that the shareholders or their representatives deposit with the Secretary of the Board of Directors of the Company, in order to have the right to attend the Meeting, shall not be returned until after the Meeting has been held.

Notice is hereby given that the proxy forms, admission passes and supporting documentation that will serve as the basis for the discussion of the matters listed in the Agenda, will be available to the shareholders at the offices located in this Secretary’s Office, as of this date from 9:00 to 14:00 Central Standard Time and from 16:00 to 18:00 Central Standard Time on business days; as well as electronically upon written request sent to the following e-mail address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com.

We will communicate in a timely manner in the event that any legal provision is issued that leads us to modify the content of this call for proposals.

October 24, 2023

______________________________

Reynaldo Vizcarra Méndez

Secretary of the Company